UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

CENTER FINANCIAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

15146E 10 2 (CUSIP Number)

10/25/02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15146 E 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ARLES PARTNERS LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 214,736 7. Sole Dispositive Power 0 8. Shared Dispositive Power 214,736

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 214,736

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.67%

12.	Type of Reporting Person (See Instructions) PN

* These are the same shares reported by Arles Advisors Inc over which it as general partner exercises voting and dispositive power.

CUSIP No. 15146 E 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HOMESTEAD PARTNERS LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 337,464 7. Sole Dispositive Power 0 8. Shared Dispositive Power 337,464

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,464

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.20%

12.	Type of Reporting Person (See Instructions) PN

* These are the same shares reported by Arles Advisors Inc over which it as general partner exercises voting and dispositive power.

CUSIP No. 15146 E 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ARLES ADVISORS INC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 552,200 7. Sole Dispositive Power 0 8. Shared Dispositive Power 552,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.87%

12.	Type of Reporting Person (See Instructions) CO

* These are the same shares reported by Arles Partners LP and Homestead Partners LP as subject to shared voting and dispositive power.

CUSIP No. 15146 E 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WARREN A. MACKEY

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 552,200 7. Sole Dispositive Power 0 8. Shared Dispositive Power 552,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 552,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.87%

12.	Type of Reporting Person (See Instructions) IN

* These are the same shares reported by Arles Partners LP, Homestead Partners LP and Arles Advisors Inc as subject to their shared voting and dispositive power.

Item 1.	(a)	Name of Issuer: CENTER FINANCIAL CORPORATION

	(b)	Address of Issuer’s Principal Executive Offices: 3435 WILSHIRE BLVD., SUITE 700, LOS ANGELES, CA 90010

Item 2.	(a)

Name of Person Filing:

This schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) (1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): Arles Partners LP and Homestead Partners LP (collectively the “Limited Partnerships”), Arles Advisors Inc (the “General Partner”) and Warren A. Mackey, the sole shareholder and director of the General Partner ( who are collectively referred to herein as the “Filing Persons”). Arles Partners LP is a New York limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. Homestead Partners LP is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. Arles Advisors Inc, a New York company, is the general partner of each of the Limited Partnerships. The filing persons have entered into a Joint Filing Agreement, dated January 31, 2004, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

	(b)	Address of Principal Business Office or, if none, Residence: The Filing Persons all maintain the same principal business office at 123 West 92nd Street, Suite 2, New York, NY 10025-7577

	(c)	Citizenship: New York for Arles Partners LP and General Partner; Delaware for Homestead Partners, LP; the General Partner a sole shareholder is a citizen of the U.S.A.

	(d)	Title of Class of Securities: COMMON STOCK

	(e)	CUSIP Number: 15146 E 10 2

Item 3.	If this statement if filed pursuant to Sections 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a;

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8)

	(e)	☐	An investment advisor in accordance with ss. 240.13d-1(b) (1) (ii) (E)

	(f)	☐	An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

	(g)	☐	A parent holding company or control person in accordance with ss. 240.13d(b)(ii)(G)

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐	Group, in accordance with ss. 240.13d-1(b)(ii)(J)

If this statement is filed pursuant to ss. 240.13d-1 (c), check this box [X]

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

214,736 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by each of Arles Partners LP and Arles Advisors Inc. 337,464 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by each of Homestead Partners LP and Arles Advisors Inc. Warren A. Mackey, the sole shareholder and director of Arles Advisors Inc, expressly disclaims direct and beneficial ownership of the shares reported as deemed to be beneficially owned by him.

	(b)	Percent of class: 6.87%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: – by Arles Partners LP and Arles Advisors Inc: 214,736 – by Homestead Partners LP and Arles Advisors Inc: 337,464

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: – by Arles Partners LP and Arles Advisors Inc: 214,736 – by Homestead Partners LP and Arles Advisors Inc: 337,464

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. – Not Applicable

Item 8.	Identification and Classification of Members of the Group – Not Applicable

Item 9.	Notice of Dissolution of Group – Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and behalf, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquitted in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Arles Partners LP By its General Partner Arles Advisors Inc

Dated: January 31, 2004	By:	/s/ WARREN A. MACKEY

Name: Warren A. Mackey
Title: President

Homestead Partners LP By its General Partner Arles Advisors Inc

Dated: January 31, 2004	By:	/s/ WARREN A. MACKEY

Name: Warren A. Mackey
Title: President

Arles Advisors Inc

Dated: January 31, 2004	By:	/s/ WARREN A. MACKEY

Name: Warren A. Mackey
Title: President

Warren A. Mackey

Dated: January 31, 2004	By:	/s/ WARREN A. MACKEY

Name: Warren A. Mackey